[redacted]

SECUR 08032489 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Windham Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Green Street, Suite 300
(No. and Street)

Huntington (City) New York (State) 11743 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Josh Constantin 631-793-2393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

210 Danbury Road (Address) Wilton (City) CT (State) 06883 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 29 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Josh Constantin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windham Securities, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Joanne C. Bartmess

Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Windham Securities, Inc.

We have audited the accompanying statement of financial condition of Windham Securities, Inc. (the "Company") as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Windham Securities, Inc. as of June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
August 21, 2008

WINDHAM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

ASSETS

Cash		$ 16,514
Receivable from clearing brokers		3,377
Deferred taxes receivable		46,592
Furniture and equipment at cost,		10,603
net of accumulated depreciation of $11,088		8,500
Other assets		$ 85,586
TOTAL ASSETS		

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities		$ 4,960
SHAREHOLDER'S EQUITY		
Common stock, $1 par value; authorized 1000 shares;		
225 shares issued & outstanding	$ 225	
Additional Paid-In Capital	496,912	
Deficit	(416,511)	
TOTAL SHAREHOLDER'S EQUITY		80,626
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 85,586

The accompanying notes are an integral part of this statement.

WINDHAM SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Windham Securities, Inc. (the "Company") was organized in the State of Delaware in July 1987. The Company was organized primarily to provide marketing services under written contracts with investment management organizations. The Company also executes agency transactions for customers. The Company operates on a fully disclosed basis through its clearing brokers, LEK Securitites Inc., ("LEK") and Penson Clearing Services, Inc. ("Penson"). The Company is wholly owned by Constantin Resources, LLC. ("Constantin").

During the current fiscal year, the Company curtailed its agency transactions, resuming these activities shortly before year end.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. Investments in non-marketable securities are carried at historical cost.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to its clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify LEK and Penson for losses that the clearing brokers may sustain related to the Company's customers. After June 30, 2008, all amounts related to customer transactions were received by LEK and Penson. Securities purchased by customers in connection with those transactions are held by the clearing brokers as collateral for the amounts owed.

The clearing and depository operations for the Company's customer transactions are performed by LEK and Penson pursuant to the clearance agreements. At June 30, 2008, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a settlement date basis.

Security transactions and financing with its clearing brokers are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In September 2006, Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", was issued and is effective for fiscal years beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair values measurements. Effective January 1, 2008, management has implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. PROVISION FOR INCOME TAXES

Windham Securities, Inc. is recognized as a Corporation by the Internal Revenue Service. The Company has adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting of income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

As of June 30, 2008, the Company had federal net operating loss carryforwards totaling approximately $319,000, which expire in 2018. As of June 30, 2008, the deferred asset is $93,184 on which a valuation allowance of $ 46,592 has been recorded. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. As a result of usage of the loss carryforwards, the current tax expense included in the financial statements reflects only the minimum taxes charged by the State.

4. COMMITMENT

The Company leases office space with a lease expiring on January 14, 2011. Future lease commitments relating to this arrangement are:

Year Ended June 30,	
2009	$ 22,644
2010	23,550
2011	12,006
Total	$ 58,200

5. TRANSACTIONS WITH RELATED PARTIES

Included in Commission Expense is $20,948 which was paid to Constantin Resources, LLC.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $14,931, which exceeded the minimum requirement of $5,000 by $9,931. The Company's ratio of aggregate indebtedness to net capital ratio was .33 to 1.

END